EXHIBIT 99.1

Ultrapetrol Receives Continued Listing Standard Notice From the NASDAQ Stock Exchange

NASSAU, Bahamas, Feb. 12, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) ("Ultrapetrol" or the "Company"), announced today that it received notice from the NASDAQ Stock Exchange ("NASDAQ"), dated February 9, 2016, indicating that the Company's common stock is not in compliance with NASDAQ's continued listing standard requiring a minimum market value of publicly held shares of $5,000,000 for the preceding 30 consecutive business days. This notice does not have an immediate effect on the listing of Ultrapetrol's common shares, which will continue to trade on the NASDAQ under the symbol "ULTR."

Under the NASDAQ's rules, the Company has a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the minimum market value of publicly held shares exceeds $5,000,000 for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed.

Ultrapetrol intends to regain compliance with the NASDAQ's continued listing standard by bringing the minimum market value of publicly held shares to $5,000,000 within the prescribed timeframe and will consider a range of available options to ensure full compliance with the NASDAQ's continued listing standards.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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CONTACT:
The IGB Group
Bryan Degnan
646-673-9701
bdegnan@igbir.com

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The IGB Group
Leon Berman
212-477-8438
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